September 20, 1994



HIGHLY CONFIDENTIAL

Board of Directors
TideMark Bancorp Inc.
301 Hiden Boulevard
Newport News, Virginia 23606
Attention: Gordon L. Gentry, Jr.
             Chairman of the Board

Ladies and Gentlemen:

     On behalf of Crestar Financial Corporation ("Crestar"), I am pleased to make the following binding offer to acquire TideMark Bancorp Inc. ("TideMark") on the terms set forth in this letter.

     1. Structure; Valuation and Consideration. The transaction would be structured as a statutory merger of TideMark into Crestar (the "Merger"). Crestar and TideMark would use their best efforts to make the Merger effective on or before March 31, 1995, or, if applicable law or regulatory authorities do not permit the Merger to be effective by this date, as soon as practicable thereafter. The Merger would be closely followed by the merger of TideMark's wholly-owned subsidiary, TideMark Bank, a federal savings bank, into Crestar Bank in an "Oakar" transaction to avoid SAIF exit and BIF entrance fees otherwise applicable.

     For the purpose of determining the Exchange Ratio, each share of TideMark common stock has been valued at $5.50 per share (the "Price Per Share") based on the 6,931,321 shares of TideMark common stock outstanding at June 30, 1994, 37,800 TideMark stock options outstanding, 8,163 TideMark shares to be issued to certain officers, and no shares of preferred stock outstanding. Shareholders of TideMark would receive Crestar common stock for their TideMark share value determined at the Price Per Share. The number of shares of Crestar common stock to be exchanged for each TideMark share would be determined by dividing the Price Per Share by the average closing price of Crestar common stock as reported on the New York Stock Exchange for each of the 10 trading days ending on the 10th day prior to the effective date of the Merger. The Exchange Ratio would be appropriately adjusted in the event of any distribution (other than cash dividends) with respect to Crestar common stock which occurs prior to the effective date of the Merger.

     Each holder of outstanding options to acquire TideMark Common Stock ("TideMark Options"), shall elect either (1) to exercise the TideMark Options for TideMark Common Stock prior to the effective time of the Merger, or (2) to allow TideMark Options to expire at the effective time of the Merger and following the effective time of the Merger to receive a cash payment (subject to all applicable withholding taxes) equal to the number of such expired TideMark Options times the excess of (i) the Purchase Price Per Share of the TideMark Common Stock over (ii) the exercise price of such expired TideMark Options. Crestar agrees to make cash payment as soon as practicable following the effective date of the transaction.

     Except for shares that may become issuable pursuant to the Stock Option Agreement (referred to below), shares issued to raise approximately $2 million to complete the Bay Savings transaction, shares issued upon exercise of TideMark Options, or 8,163 shares to be issued to certain officers of TideMark, no additional shares of TideMark common stock, options to acquire TideMark common stock, or shares of TideMark preferred stock will be issued between the date of this letter and the effective date of the Merger.

     In order to offer TideMark shareholders maximum flexibility, they may elect to receive cash for their TideMark shares at the Price Per Share. The number of shares submitted for cash purchase, when aggregated with shares as respects which TideMark shareholders exercise dissenters' rights, may not exceed 40% of total TideMark shares outstanding at the effective date of the Merger.

     2. Certain Conditions. The Merger would be subject to satisfaction of certain conditions precedent usual for transactions of this type, including the following:

          (a) Negotiation of a definitive agreement and plan of reorganization (the "Agreement") incorporating the agreements expressed in this letter and other terms and conditions usual for contracts of that type. Crestar and TideMark would negotiate the Agreement in good faith, and we believe we should be able to execute the Agreement by October 7, 1994. If we are unable to execute the Agreement by October 24, 1994, either Crestar or TideMark may terminate the Letter Agreement, with no liability each to the other.

          (b) Receipt of all necessary contractual, creditor, and regulatory approvals for the Merger, including approvals of the Board of Governors of the Federal Reserve System; the Bureau of Financial Institutions of the Virginia State Corporation Commission; the Office of Thrift Supervision; and any other federal or state regulatory authority having jurisdiction over the Merger, and the expiration of all waiting periods required by law.

          (c) Compliance with requirements of the Securities Act of 1933 and applicable state securities laws, including filing a registration statement covering Crestar common stock issuable in the Merger with the Securities and Exchange Commission.

          (d) Compliance with all applicable federal and state laws and regulations, the absence in all orders, decrees or advisory letters of regulatory authorities of any conditions or requirements reasonably deemed objectionable to Crestar or TideMark, and the absence of any actual or threatened litigation under federal antitrust laws. Crestar and TideMark agree to cooperate in taking all reasonable necessary steps to obtain regulatory and corporate approvals, including, as respects any meeting of TideMark shareholders, the favorable vote of holders of the requisite majority of outstanding TideMark capital stock. At the signing of the definitive Agreement, the members of TideMark's board of directors would agree to vote their shares in favor of the Merger.

          (e) The receipt by Crestar and TideMark of an opinion of Hunton & Williams to the effect that the Merger constitutes a tax-free reorganization for federal income tax purposes, except that shareholders will be taxed upon the receipt of cash.

          (f) The taking by Crestar and TideMark of all corporate action necessary for the Merger by the board of directors and shareholders of TideMark and the board of directors of Crestar, and as to the extent required by law and their respective charters and bylaws.

          (g) Receipt by TideMark prior to execution of the Agreement of an opinion of Scott & Stringfellow, Inc. that the consideration to be received by TideMark shareholders is fair from a financial point of view.

          (h) The merger of TideMark Bank into Crestar Bank constituting an Oakar Transaction.

          (i) Consummation of the asset purchase and account assumption transaction between TideMark Bank and Bay Savings Bank described in Section 7 hereof either prior to or simultaneously with consummation of the Merger on the terms and conditions currently set forth in the Asset Purchase and Account Assumption Agreement dated July 11, 1994.

     3. Indemnification. Crestar acknowledges its obligation to provide, and agrees to provide, indemnification to the directors and officers of TideMark following the effective date of the Merger to the same extent as if TideMark were maintaining its separate existence after such time. Importantly, Crestar is also able to provide officers and directors liability insurance coverage to all TideMark directors and officers, whether or not they become part of the Crestar organization after the effective date of the Merger. This coverage does not extend to any acts as to which notice has been given prior to the effective date of the Merger.

     4.   PreMerger Audit; Operating Synergies.

     (a) PreMerger Audit. The obligation of Crestar and TideMark to consummate the Merger would be subject to the condition that on the effective date there shall have been no material adverse change in the business operations or consolidated financial condition of Crestar or TideMark, from that shown by their respective financial statements as of June 30, 1994. For purposes of this letter agreement the term material adverse change shall not include the following: (1) changes resulting from movements in general market interest rates, (2) changes in laws, rules and regulations and accounting principles, (3) adjustments determined by Crestar resulting from Crestar's due diligence review of TideMark's books and records through July 31, 1994, as described to TideMark,
(4) changes in the capital structure of TideMark due to the issuance of securities to accomplish the Bay Savings transaction, and (5) any other matters mutually agreed by the parties and contained in the definitive agreement.

     The obligation of Crestar to consummate the Merger would be subject to the condition that on the effective date there are no preferred shares of TideMark outstanding (other than shares issued to fund the Bay Savings transaction); and that since June 30, 1994, there shall have been no change not previously agreed to by Crestar in TideMark's capital structure, dividend policy, stock option plans, material contracts, products and services, branches, credit policies, loan charge-off policies, reserve requirements and securities portfolio management policies. If preferred shares are issued to fund the Bay Savings transaction to a purchaser other than Crestar or a Crestar affiliate, they will be redeemable in the Merger at their issue price. If common shares are issued to fund the Bay Savings Bank transaction, the Exchange Ratio will be appropriately adjusted to reflect the issuance of such shares and the receipt of the proceeds from their sale. In addition, TideMark shall not make any change in the titles, salaries or bonuses of any of its employees, other than those permitted by their current employment policies in the ordinary course of business, any of which changes shall be reported promptly to Crestar.

     Crestar's obligation to consummate the Merger would be subject to a pre-merger audit (at Crestar's expense) to determine the accuracy of the representations and warranties contained in the Agreement and that there has been no material adverse change (as defined in Section 4(a)) in the business (including the loan and securities portfolio), operations or financial condition of TideMark since June 30, 1994.

     (b) Operating Synergies. TideMark's management will work with Crestar to achieve appropriate operating efficiencies and to make appropriate accruals for loan loss reserves and expenses and, when indicated, charge-offs prior to consummation of the Merger. Crestar representatives will be given full access to TideMark's books and records in this undertaking. TideMark Bank will agree to take actions necessary to record the tax liability associated with the tax/bad debt reserve in anticipation of the merger of TideMark Bank into Crestar Bank. TideMark shall be under no obligation to make any adjustments until such time as all terms and conditions of the definitive agreement have been satisfied in full and all contingencies to closing have been eliminated.

     5. Branches; Employee Matters. Of TideMark's 17 branches (including the eight branches to be acquired from Bay Savings Bank), Crestar anticipates operating four and consolidating 13 into existing TideMark or Crestar locations.

     TideMark's senior management group will be interviewed by their Crestar Bank counterparts with the goal of determining if there are mutually beneficial employment opportunities available within Crestar. Only the existing employment agreements with Messrs. Gentry, Springer and Meade and Ms. Lawson will be honored.

     We expect to continue employment of the majority of TideMark's qualified retail branch personnel either at existing TideMark offices or at other Crestar locations. TideMark employees whose positions are eliminated due to the Merger will be interviewed for open positions with the Crestar organizations for which they qualify and will be given the same priority for available positions as are existing Crestar Bank employees. After merger consolidations, employees who are terminated will receive one week's severance pay for each year of service with TideMark up to 20 years and two weeks of severance pay for each year of service with TideMark over 20 years if termination occurs within six months of the effective date of the Merger; provided that any employee terminated within six months of the effective date shall receive a minimum of four weeks' severance pay. Out- placement counseling will be available for those terminated employees.

     TideMark's employees will be given credit for past service in determining eligibility for participation in and vesting of benefits under Crestar employee benefit plans, but not for purposes of benefit accrual.

     We are willing to work with TideMark senior management to designate employees critical to the transition and to negotiate appropriate pay-to- stay incentives for them. It is in our mutual best interest to make employee decisions that we jointly believe will preserve and enhance the value of the franchise, but given the high value being offered, Crestar must remain the final authority on these decisions.

     6. Advisory Board. Crestar Bank will add two to three former directors of TideMark to its Peninsula advisory board, and between the date of this letter agreement and the effective date of the Merger, Crestar Bank and TideMark will work together to identify those TideMark directors who will become members of Crestar Bank's Peninsula advisory board.

     7. Bay Savings Transaction. TideMark Bank has entered into an Asset Purchase and Account Assumption Agreement dated July 11, 1994 to acquire certain assets and assume certain liabilities of the Bay Savings Division from First Federal of Michigan, a federal savings association. TideMark Bank is obliged to complete this transaction by December 31, 1994. To do so, TideMark Bank must raise approximately $2 million in additional capital. Crestar agrees to negotiate a firm commitment with TideMark by September 26, 1994 to infuse approximately $2 million in Tier One capital into TideMark, which would in turn contribute the $2 million as Tier One capital in TideMark Bank. The investment would be in the form of TideMark preferred stock sold to Crestar at $10 per share. The Articles of Serial Designation for the preferred stock will provide that the preferred stock is in every way identical to TideMark common stock except that it would be (i) nonvoting, except as otherwise required by the Virginia Stock Corporation Act, (ii) it would pay a $1 per annum dividend payable quarterly, and (iii) it would be preferred over common stock upon dissolution or liquidation. If the Merger should be abandoned for any reason, the preferred stock dividend would thereafter increase by $0.10 per share at the end of each succeeding three month period coinciding with the date of such termination, and in such event TideMark would agree to use its best efforts to raise capital to redeem the preferred stock at its $10 per share issue price, provided, that if there were an acquisition transaction with another acquirer proposed or pending, the preferred stock would be redeemed at $10.60 per share (in all cases plus accrued but unpaid dividends). The commitment agreement would provide that the preferred stock will be purchased in time to permit completion of the Bay Savings Bank transaction prior to December 1, 1994, and that Crestar's obligation to buy the preferred stock is subject to clearance (which will be immediately sought) by the Staff of the Federal Reserve Board pursuant to FRB Policy Statement on Non-Voting Equity Investments in Banks, 12 C.F.R. Section 225.143, 1 F.R.R.S. 4-172.1 and Board Staff Letter dated November 5, 1984, 1 F.R.R.S. 4-305.1.

     8. Press Releases; Confidentiality; Expenses. Each of Crestar and TideMark agree that they will not issue any press release or other disclo- sure of the proposed Merger without prior approval of the other, which shall not be unreasonably withheld.

     Crestar and TideMark shall each maintain the confidentiality of all confidential information furnished to it by the other party hereto concerning the business, and operations, and financial condition of the party furnishing such information including the terms, conditions and indications of value included within this letter, and shall not use any such information except in furtherance of the Merger contemplated by this letter. If the Agreement is not executed, Crestar and TideMark shall promptly return all documents and copies of, and all workpapers containing, confidential information received from the other. The obligations of confidentiality under this Section 8 shall survive non-execution of the Agreement and shall remain in effect, except to the extent that (a) one party shall have directly or indirectly acquired the assets and business of the other party; (b) as to any particular confidential information with respect to one party, such information (i) shall become generally available to the public other than as a result of an unauthorized disclosure by the other party or (ii) was available to the other party on a non-confidential basis prior to its disclosure by the first party; or (c) disclosure by any party is required by subpoena or order of a court of competent jurisdiction or by order of a regulatory authority of competent jurisdiction. Each party shall bear its own expenses in connection with the implementation of this letter of intent, regardless of whether or not the definitive Agreement is executed.

     9. Stock Option Agreement. Simultaneously with the execution of this letter of agreement, Crestar and TideMark are entering into a Stock Option Agreement pursuant to which TideMark will grant Crestar an option to purchase 1,380,000 of its authorized but unissued shares at $4.25 cash per share, exercisable in certain events.

     10. Termination. The definitive Agreement will provide for termination in the event the Merger is not consummated by June 30, 1995.

     11. Binding Letter Agreement. This is a binding letter of agreement that legally commits the parties to the Merger. The parties agree to negotiate in good faith the Agreement, which will contain terms and conditions usual to transactions of this type, and into which this letter agreement will be merged.


                              Very truly yours,

                              CRESTAR FINANCIAL CORPORATION



                              By
                                C. Garland Hagen
                                Corporate Executive Vice President -
                                Investment Bank


Accepted and agreed to pursuant
to resolution adopted by the Board
of Directors on September 20, 1994

TIDEMARK BANCORP, INC.


By:_______________________________
    Gordon L. Gentry, Jr.
    Chairman of the Board